                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ______________________

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULES 13d-1(b), (c), AND (d)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)<F1>




                                   OCAL, INC.
                                   __________
                                (Name of Issuer)



                    Common Stock, $.001 par value per share
                    _______________________________________
                         (Title of Class of Securities)



                                   0006744891
                                   __________
                                 (CUSIP Number)



                                  May 14, 1998
                                  ____________
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          ___  Rule 13d-1(b)
          ___  Rule 13d-1(c)
          _X_  Rule 13d-1(d)
____________________________
[FN]
<F1>
  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 0006744891                  13G                     Page 2 of 9 Pages
                                      ___


1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

      Ilan Bender

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>               (a)  ___
                                                                       (b)  ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


  NUMBER OF    |  5.  SOLE VOTING POWER:                             2,156,379
   SHARES      |
BENEFICIALLY   |  6.  SHARED VOTING POWER:                             910,000
  OWNED BY     |
    EACH       |  7.  SOLE DISPOSITIVE POWER:                        2,156,379
  REPORTING    |
 PERSON WITH   |  8.  SHARED DISPOSITIVE POWER:                        910,000


9.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:     3,066,379

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F1>

      ___   N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  54.0%

12. TYPE OF REPORTING PERSON<F1>:  IN

[FN]
<F1>                    SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 0006744891                  13G                     Page 3 of 9 Pages
                                      ___


1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

      Bender Realty Ltd., a California Limited Partnership       95-4685838

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>               (a)  ___
                                                                       (b)  ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      California

  NUMBER OF    |  5.  SOLE VOTING POWER:                               910,000
   SHARES      |
BENEFICIALLY   |  6.  SHARED VOTING POWER:                                   0
  OWNED BY     |
    EACH       |  7.  SOLE DISPOSITIVE POWER:                          910,000
  REPORTING    |
 PERSON WITH   |  8.  SHARED DISPOSITIVE POWER:                              0

9.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:       910,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F1>

      ___   N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  16.0%

12. TYPE OF REPORTING PERSON<F1>:  PN

[FN]
<F1>                    SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 0006744891                  13G                     Page 4 of 9 Pages
                                      ___


1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

      Adina Bender

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>               (a)  ___
                                                                       (b)  ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

  NUMBER OF    |  5.  SOLE VOTING POWER:                                     0
   SHARES      |
BENEFICIALLY   |  6.  SHARED VOTING POWER:                             910,000
  OWNED BY     |
    EACH       |  7.  SOLE DISPOSITIVE POWER:                                0
  REPORTING    |
 PERSON WITH   |  8.  SHARED DISPOSITIVE POWER:                        910,000

9.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:       910,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F1>

      ___   N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  16.0%

12. TYPE OF REPORTING PERSON<F1>:  IN

[FN]
<F1>                    SEE INSTRUCTIONS BEFORE FILLING OUT

                                                              Page 5 of 9 Pages


ITEM 1(a).   NAME OF ISSUER:

             Ocal, Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             14538 Keswick Street
             Van Nuys, California 91405

ITEMS 2(a)   NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF
AND 2(b).    NONE, RESIDENCE:

             The name and address of each filing person are as follows:

             (a)  Ilan Bender
                  14538 Keswick Street
                  Van Nuys, California  91405

             (b)  Bender Realty Ltd.,
                  a California Limited Partnership
                  14538 Keswick Street
                  Van Nuys, California  91405

             (c)  Adina Bender
                  14538 Keswick Street
                  Van Nuys, California  91405

ITEM 2(c).   CITIZENSHIP:

             Ilan Bender and Adina Bender are both citizens of the United States. Bender Realty Ltd., a California Limited Partnership, is a limited partnership organized under the laws of the State of California.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             Common Stock, $.001 par value per share

ITEM 2(e).   CUSIP NUMBER:

             0006744891

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             (a) ___ Broker or dealer registered under Section 15 of the Exchange Act,

             (b) ___  Bank as defined in Section 3(a)(6) of the Exchange Act,

                                                              Page 6 of 9 Pages


             (c) ___ Insurance company as defined in Section 3(a)(19) of the Exchange Act,

             (d) ___ Investment company registered under Section 8 of the Investment Company Act,

             (e) ___ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

             (f) ___ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

             (g) ___ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G),

             (h) ___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

             (i) ___ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

             (j) ___  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1(c), check this box. ___

ITEM 4(a)-   OWNERSHIP.
(c).
             The information contained in items 1 and 5-11 on the cover pages (pp. 2-4) of this Schedule is hereby incorporated by reference.

             Ilan Bender is the founder, Chairman of the Board, Chief Executive Officer and President of Ocal, Inc. (the "Company"). As of May 14, 1998, Mr. Bender was the beneficial and record owner of 3,066,379 shares of the Company's common stock, $.001 par value (the "Common Stock"), representing 54% of the Company's outstanding shares. Mr. Bender acquired 3,045,379 of these shares prior to the Company's initial public offering in March 1996.

             On May 14, 1998, Mr. Bender transferred 910,000 of such shares to Bender Realty Ltd., a California Limited Partnership ("Bender Realty"), the limited partners of which are (i) Mr. Bender, (ii) Adina Bender (Mr. Bender's spouse), and (iii) entities of which their children and grandchildren, and the spouses of their children, are the direct or indirect owners or beneficiaries. Mr. and Mrs. Bender are the only general partners of Bender Realty, and each of Mr. and Mrs. Bender are the beneficial owners of the shares held by Bender Realty.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable

                                                              Page 7 of 9 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable

ITEM 10.     CERTIFICATIONS.

             Not Applicable

                                                              Page 8 of 9 Pages

                                   SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            /s/ Ilan Bender
                                            _______________
                                              Ilan Bender

                                              May 19, 1998
                                            _______________
                                                 (Date)

                       Bender Realty Ltd., a California Limited Partnership


                       By:                  /s/ Ilan Bender
                                            _______________
                                            Ilan Bender, General Partner

                                              May 19, 1998
                                            _______________
                                                 (Date)

                                            /s/ Adina Bender
                                            ________________
                                              Adina Bender

                                              May 19, 1998
                                            ________________
                                                 (Date)

                                                              Page 9 of 9 Pages


                                 EXHIBIT INDEX

1. Joint Filing Agreement dated May 19, 1998 by and among Ilan Bender, Bender Realty Ltd., a California Limited Partnership, and Adina Bender.

                                   EXHIBIT 1
                                   _________

                             JOINT FILING AGREEMENT

  The undersigned hereby agree that any statement of Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to the securities of Ocal, Inc. may be filed by any of the undersigned as a joint filing of all of the undersigned.

Dated: May 19, 1998


                                            /s/ Ilan Bender
                                            _______________
                                              Ilan Bender


                                            Bender Realty Ltd.,
                                            a California Limited Partnership


                                            By: /s/ Ilan Bender
                                                _______________
                                                Ilan Bender, General Partner


                                            /s/ Adina Bender
                                            ________________
                                              Adina Bender